CONFIDENTIAL TREATMENT REQUESTED BY
GRAPHIC PACKAGING HOLDING COMPANY
PURSUANT TO 17 C.F.R. §200.83
SECTIONS MARKED WITH AN [*] OMIT CONFIDENTIAL INFORMATION
DELIVERED TO
THE SEC’S DIVISION OF CORPORATION FINANCE IN AN UNREDACTED COPY OF THIS LETTER PURSUANT TO 17 C.F.R. §200.83

March 11, 2016

VIA HAND DELIVERY AND EDGAR
Mr. Karl Hiller, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3561

Re:    Graphic Packaging Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed on February 12, 2016
File No. 001-33988

Dear Mr. Hiller:

Graphic Packaging Holding Company (the “Company”) is hereby responding to the comment contained in your letter dated March 4, 2016 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “10-K”). The comment of the Staff is set forth in bold and italicized text below and the Company’s response is set forth in plain text immediately beneath such comment.

Pursuant to 17 C.F.R. §200.83 and because of the commercially sensitive nature of certain information contained herein, we are requesting confidential treatment for

GRAPHIC PACKAGING HOLDING COMPANY

selected portions of this letter. The version of this letter filed via EDGAR omits such confidential information. The omitted confidential information has been replaced in this letter filed via EDGAR with a placeholder identified by a bracketed asterisk [*]. A complete unredacted version of this letter will be provided to the Staff only in hard copy and not electronically as correspondence under the SEC’s EDGAR system. The Company has sent to the SEC Staff (the “Staff”) and the Office of Freedom of Information and Privacy Act Operations a separate letter requesting that, pursuant to Rule 83 of the SEC’s Rules on Information and Requests [17 C.F.R. §200.83] (“Rule 83”), the omitted confidential information not be disclosed in response to any request made under the Freedom of Information Act or otherwise.
Form 10-K for the Fiscal Year Ended December 31, 2015
Note 16. Business Segment and Geographic Area Information, page 82

1.
We note that sales for the Paperboard Mills segment reported under this note represent the sale of paperboard to external customers, net of intercompany sales. However, this presentation appears inconsistent with the presentation in your Form 10-Q for quarterly period ended September 30, 2015, which was based on gross, or transfer pricing. This presentation also appears inconsistent with your response dated March 13, 2015 which indicates, in part, that the primary operating measures used by the CODM to assess performance and allocate resources utilizes transfer pricing determined during the annual budget process.

SFAS ASC paragraph 280-10-50-27 indicates that the amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Additionally, SFAS ASC paragraph 280-10-55-11 indicates that, under the management approach, the amounts used by management are the amounts that are required to be disclosed; adjusting those amounts for any reason is not permitted. Accordingly, revise your presentation to include measures of segment revenues, expenses and profit or loss that are consistent with amounts used by your CODM, without adjustment.

The Company acknowledges that its segment disclosure in the third quarter 2015 Form10-Q and its March 13, 2015 SEC Comment letter response differs from the segment disclosure included in the Form 10-K. The Company determined the change was necessary as a result of management and internal reporting changes that occurred during the fourth quarter of 2015. On November 19, 2015, the Company announced the retirement of its Chairman and Chief Executive Officer, David Scheible, and the promotion of Michael P. Doss to the position of President and Chief Executive Officer effective January 1, 2016. Although, consistent with our March 13, 2015 letter, Mr. Scheible and Mr. Doss collectively functioned as the chief operating decision maker (“CODM”) for purposes of evaluating and reporting the Company’s third quarter 2015 results, Mr. Doss became the sole CODM for purposes of evaluating and reporting the Company’s fourth quarter and full year results.
Effective with this change, Mr. Doss restructured the internal reporting in order to better assess the performance of each of the operating segments and manage the business. The materials presented (i) allocated certain costs to each of the operating segments that had previously been presented within Corporate, and (ii) eliminated the effect of the Paperboard Mills’ intercompany sales within the Paperboard Mills operating segment to reflect the vertical integration of the business and demonstrate the economics of the operating segment net of intercompany sales. Subsequent to these changes, the amount of intercompany transfers are not provided to the CODM in the monthly financial reports. (See the page of the December Review Package dated January 15, 2016 attached as Exhibit A.)
The resulting information reviewed and results evaluated by Mr. Doss are reflected in the Company’s segment disclosure set forth in the Company’s 10-K. In accordance with ASC 280-10-50-22, the segment disclosures in the 10-K present the measures of operating segment profit or loss that were provided to and reviewed by the CODM. We also disclosed, in accordance with ASC 280-10-50-34, that we have recast all periods presented for the change in the aggregation of the operating segments and the reassessment of the presentation of certain mill and corporate costs.
In future filings, in accordance with ASC 280-10-50-29, we will include the following disclosure in describing the results of the Paperboard Mills segment to clarify the basis of transactions between segments: “The Paperboard Mills segment represents the sale of paperboard only to external customers. The effect of intercompany transfers to the paperboard packaging segments has been eliminated from the Paperboard Mills segment to reflect the economics of the integration of these segments.” This presentation is based on the consideration of the economics of the business as viewed by the CODM to assess performance and allocate resources.
We believe the revised segment disclosures have been made in accordance with ASC 280-10-50-27, which states “Adjustments and eliminations made in preparing a public entity’s general-purpose financial statements and allocations of revenues, expenses, and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segments profit or loss that is used by the chief operating decision maker.” Based on the change in CODM and changes in the internal reporting reviewed by the CODM, we concluded that the Paperboard Mill’s results have been appropriately disclosed.

Closing Comments
The undersigned hereby acknowledges, on behalf of the Company, that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (770) 240-8544 or Debbie Frank at (770) 240-9097.

Very truly yours,

Stephen R. Scherger
Senior Vice President and
Chief Financial Officer

cc:    Mr. Brad Skinner,
Securities and Exchange Commission